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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)*

SeraCare Life Sciences, Inc.
(Name of Issuer)

Common Stock, No Par Value Per Share
(Title of Class of Securities)

81747Q 10 0
(CUSIP Number)

BARRY D. PLOST
c/o SeraCare, Inc.
1925 Century Park East, Suite 1970
Los Angeles, California 90067
Tel. No.: (310) 772-7777
(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

With a copy to:
David A. Krinsky, Esq.
O'Melveny & Myers LLP
610 Newport Center Drive
Suite 1700
Newport Beach, California 92660

January 25, 2002
(Date of Event Which Requires Filing of
This Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
Barry D. Plost

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3.	SEC USE ONLY

4.	SOURCE OF FUNDS
PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
U.S.A .

NUMBER OF	7.	SOLE VOTING POWER 1,205,658(1)
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER -0-
OWNED BY EACH
REPORTING	9.	SOLE DISPOSITIVE POWER 1,205,658(1)
PERSON WITH
	10.	SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,205,658(1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.1%

14.	TYPE OF REPORTING PERSON
IN

(1)
Includes 1,900 shares of Common Stock held by the Reporting Person's spouse, and options and warrants held by the Reporting Person to purchase an aggregate of 117,500 shares of Common Stock.

Item 1.    Security and Issuer

        This statement relates to the common stock (the "Common Stock") of SeraCare Life Sciences, Inc., a California corporation (the "Company"), having its principal executive offices at 1935 Avenida del Oro, Suite F, Oceanside, California 92056.

Item 2.    Identity and Background

          (a)  This Schedule 13D is filed on behalf of Barry D. Plost, an individual. Mr. Plost is hereinafter referred to as the "Reporting Person."

          (b)  The Reporting Person's address is c/o SeraCare, Inc., 1925 Century Park East, Suite 1970, Los Angeles, California 90067.

          (c)  The Reporting Person has served as Chairman and Chief Executive Officer of the Company since February 1998. The Reporting Person is also the Chairman and Chief Executive Officer of SeraCare, Inc.

          (d)  The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e)  The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

          (f)    The Reporting Person is a citizen of the United States of America.

Item 3.    Source and Amount of Funds or Other Consideration

        The Reporting Person acquired the Common Stock beneficially owned by him as follows:

        In connection with an Agreement and Plan of Merger dated as of June 10, 2001, as amended on August 1, 2001 (as amended, the "Merger Agreement"), by and among Instituto Grifols, S.A., a company organized under the laws of Spain ("Purchaser"), SI Merger Corp., a Delaware corporation and a wholly owned subsidiary of Purchaser, and SeraCare, Inc., a Delaware corporation ("SeraCare"), all of the outstanding common stock of the Company was distributed to the stockholders of record of SeraCare as of the close of business on September 24, 2001 (the "Spin-Off"). For every five shares of SeraCare common stock owned as of the close of business on September 24, 2001, two shares of Common Stock were distributed to such stockholder. As of the close of business on September 24, 2001, the Reporting Person held 257,639 shares of SeraCare common stock. As part of the Spin-Off, the Reporting Person received 103,055 shares of Common Stock, of which 1,900 shares were held by the Reporting Person's spouse.

        The Reporting Person acquired options and warrants to purchase Common Stock as follows:

        In connection with the Merger Agreement, for each SeraCare option or warrant held, the option or warrant holder received an option to purchase a number of shares of Common Stock of the Company equal to forty percent of the number of shares of common stock for which such SeraCare option or warrant was outstanding. The per share exercise price of the new Company options or warrants equals the calculated exercise price determined pursuant to the Merger Agreement multiplied by two and one-half. The options vested upon issuance and are exercisable for the period specified in the terms of the respective options or warrants at the following exercise prices:

Options

Date of Option	Number of shares of Common Stock Issuable upon Exercise of Option	Exercise Price
9/24/01	335,604	$0.85
9/24/01	22,458	$0.25
9/24/01	60,000	$0.20
9/24/01	20,000	$0.40
9/24/01	20,000	$0.60
9/24/01	40,000	$0.60
9/24/01	80,000	$0.65

Warrants

Date of Warrant	Number of shares of Common Stock Issuable upon Exercise of Warrant	Exercise Price
9/24/01	32,000	$0.20
9/24/01	20,000	$0.20
9/24/01	32,000	$0.40
9/24/01	30,000	$0.40
9/24/01	25,000	$0.40
9/24/01	30,000	$0.40
9/24/01	10,000	$0.40
9/24/01	30,000	$0.40
9/24/01	30,000	$0.40
9/24/01	10,000	$0.60
9/24/01	30,000	$0.40
9/24/01	10,000	$0.60
9/24/01	20,000	$0.40
9/24/01	6,400	$0.60
9/24/01	30,000	$0.40
9/24/01	10,000	$0.60
9/24/01	30,000	$0.40
9/24/01	10,000	$0.60
9/24/01	15,000	$0.63

        On September 25, 2001, the Reporting Person exercised each of the options and warrants listed above by tendering to the Company the aggregate exercise price, in cash, for all of the options and warrants listed above. The Reporting Person used his personal funds to exercise these options and warrants.

        On September 25, 2001, the Reporting Person received a fully vested 5 year option to purchase 40,000 shares of Common Stock at an exercise price of $1.00 per share as an initial option grant for serving on the Company's board of directors.

        On January 25, 2002, the Reporting Person purchased from an existing warrantholder of the Company, a warrant to purchase 77,500 shares of Common Stock at an exercise price of $0.90 per share. The Reporting Person used his personal funds to pay the $155,000 purchase price for the acquisition of this warrant.

Item 4.    Purpose of Transaction

        All of the Common Stock beneficially owned by the Reporting Person were acquired by the Reporting Person for investment purposes only. The Reporting Person currently does not have any plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.    Interest in Securities of the Issuer

          (a)  The Reporting Person beneficially owns an aggregate of 1,205,658 shares of Common Stock (which number includes options or warrants to purchase 117,500 shares of Common Stock), representing approximately 16.1% of the total number of shares of Common Stock of the Company outstanding as of December 31, 2001(which number includes the Reporting Person's options or warrants to purchase 117,500 shares of Common Stock).

          (b)  The Reporting Person has the sole power to vote or to direct the vote, and the sole power to dispose or direct the disposition, of all 1,205,658 shares of Common Stock beneficially owned by him, of which 1,900 shares were held by the Reporting Person's spouse.

          (c)  On January 25, 2002, the Reporting Person purchased from an existing warrantholder of the Company, a warrant to purchase 77,500 shares of Common Stock at an exercise price of $0.90 per share. The Reporting Person used his personal funds to pay the $155,000 purchase price for the acquisition of this warrant.

          (d)  No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Person.

          (e)  Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any of the Common Stock beneficially owned by the Reporting Person.

Item 7.    Material To Be Filed as Exhibits

        Not applicable.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 7, 2002
/s/ BARRY D. PLOST Barry D. Plost

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SCHEDULE 13D (Rule 13d-101)
Item 1. Security and Issuer
Item 2. Identity and Background
Item 3. Source and Amount of Funds or Other Consideration
Options
Warrants
Item 4. Purpose of Transaction
Item 5. Interest in Securities of the Issuer
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 7. Material To Be Filed as Exhibits
SIGNATURE